Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

September 16, 2011

VIA EDGAR
Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re:
Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A for DWS Strategic Income VIP (to be named, effective on or about September 22, 2011, DWS Unconstrained Income VIP) (the “Fund”), a Series of DWS Variable Series II (the “Registrant”) (Reg. Nos. 33-11802 and 811-05002)

Dear Mr. Cowan,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”), received on September 1, 2011, relating to  the above-captioned Post-Effective Amendment filed with the SEC on July 20, 2011 on behalf of certain of the Fund.

The Staff’s comments are restated below, followed by our responses.

1.  General

            a.         Comment:    Please explain to the staff whether the investment objective (total return) is consistent with the strategy and name (Unconstrained Income), as it appears the fund invests mainly in bonds.

Response:  We believe the Fund’s investment objective of seeking a high total return is consistent with the Fund’s name and strategy.  As disclosed under Principal Investment Strategy, Management Process, on page 2 of the Summary Prospectus and under Fund Details, Additional Information About Fund Strategies and Risks, Principal Investment Strategy, Management Process, on page 5 of the full Prospectus, “Total return is a combination of capital appreciation and current income.”  The Fund seeks a combination of capital appreciation and current income by employing a multi-sector investment strategy investing in fixed income securities of any grade issued by US and foreign corporations and governments, dividend-paying common stocks and a Global Tactical Asset Allocation Overlay strategy.

            b.         Comment:    Please consider whether the Explanatory Note on page 2 is still relevant in light of the name change.

Response:   The Explanatory Note will be updated to reflect the Fund’s name change.

2.         Portfolio Turnover

            Comment:    Please advise the staff whether the fund intends to insert a number other than 167%, which was the turnover rate contained in the last post-effective amendment.

Response:    The Registrant does not intend to insert a turnover rate other than 167% since that is the Fund’s turnover rate for its most recent fiscal year ended December 31, 2010, as required in Form N-1A, Item 3.

3.         Fees and Expenses of the Fund

            a.         Comment:    Please provide an updated fee table and example so that the staff may review the updated information prior to the filing’s effective date.

Response:  The fee table and example will be faxed to you.

            b.         Comment:    Shareholder fees should state N/A instead of “none.”

Response:   Registrant believes that the inclusion of “Shareholder Fees” is required by the Form.  Additionally, Registrant notes the introduction to each Fund’s fee table states that “This information does not reflect fees associated with the separate account that invests in the fund or any variable life insurance policy or variable annuity contract for which the fund is an investment option.  These fees will increase expenses.”

4.         Principal Investment Strategies/Risks

            a.         Comment:    Please disclose as a principal risk of investing in government securities that not all government securities (e.g., agency securities) are backed by the full faith and credit of the federal government.

Response:  Disclosure will be added to Credit Risk in Fund Details, Additional Information About Fund Strategies and Risks, Principal Investment Strategy, Management Process, on page 5 of the full Prospectus.

            b.         Comment:    Please disclose specific risks associated with mortgage and asset-backed securities.

Response:  We believe that the risks associated with mortgage and asset-backed securities are already disclosed under Interest Rate Risk and Prepayment and Extension Risk.

  c.         Comment:    Please disclose any principal risks associated with investing in dividend-paying common stocks.

            Response:  Stock Market Risk will be added to the Main Risks section of the Summary Prospectus and to Fund Details, Additional Information About Fund Strategies and Risks, Main Risks section of the full Prospectus.

5.         Comment:    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Response:  The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. .

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call Thomas H. Connors at (617) 295-3357.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director and DWS Funds Chief Legal Officer

cc.           John Marten, Vedder Price P.C.